Exhibit 99.2

FOR IMMEDIATE RELEASE

Village Farms International Announces Pure Sunfarms’ Cannabis Supply Agreement for Alberta

– Third Provincial Supply Agreement Extends Pure Sunfarms’ Presence into Third Largest Cannabis Market in Canada and Expands Access to Nearly Two-Thirds of Canadian Population –

Vancouver, BC, November 27, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; Nasdaq:VFF) today announced that its majority-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has entered into a supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (“AGLC”) to supply recreational adult-use cannabis products to Alberta’s licensed private retailers, including Alberta’s only legal online source for recreational cannabis, AlbertaCannabis.org. The AGLC is the wholesaler to private retailers and the only authorized online retailer in Alberta. Pure Sunfarms expects to begin shipping its branded packaged dried flower, inclusive of pre-rolls, which are anticipated to enter Pure Sunfarms’ product lineup, to the AGLC in the coming weeks and months.

Alberta represents approximately 12% of Canada’s population, however with a network of more than 330 retail stores (by far the largest retail store network of any Canadian province) represented 21% of total retail trade cannabis sales in Canada for the nine-month period from January to September 20191. As a result, Alberta has by far the highest per capita sales of legal recreational cannabis amongst the four largest Canadian provinces during that same period1. Alberta saw month over month sales growth for September 2019 of 4%1.

“Today’s supply agreement with Alberta presents a strong opportunity for Pure Sunfarms to expand our reach across Canada,” said Mandesh Dosanjh, President and CEO, Pure Sunfarms. “The province has led the way since legalization, and we believe that Albertans will welcome our product with the same enthusiasm we’ve seen to date in Ontario and B.C. Our high-quality cannabis – hand selected for flavour, potency and consistency – at an affordable price has been in high demand since our branded retail launch in September.”

“Alberta has done an outstanding job of rapidly establishing a large retail cannabis store network – more than 330 locations strong – and this new Supply Agreement for Alberta allows Pure Sunfarms, already a leading brand in Ontario and BC, to expand into another of the top three Canadian cannabis markets,” said Michael DeGiglio, CEO, Village Farms International. “We are

confident that the Pure Sunfarms value proposition – high quality, safe products that consumers want, at an attractive price – which has resonated so well out of the gate in Ontario and BC, will be similarly embraced by the Alberta market. We look forward to watching the performance of the Pure Sunfarms brand in Alberta, as well as in BC, and especially in Ontario, where Pure Sunfarms is already the top-selling dried flower brand, as that province moves in the near term to aggressively expand its retail store network, which should propel sales growth there.”

Pure Sunfarms’ supply agreement with Alberta is its third provincial supply agreement. Combined with its previously announced supply agreements for Ontario and British Columbia, Pure Sunfarms now has access to approximately 64% of the Canadian population.

Pure Sunfarms also continues to advance discussions with other provincial distributors for potential supply agreements.

Pure Sunfarms Brand and Product Performance

As previously reported, Pure Sunfarms was the top performing brand of dried flower by both kilograms sold and dollar sales with the Ontario Cannabis Store (“OCS”) in October 2019, achieving 16% market share (by kilograms sold). Pure Sunfarms’ dried flower products outsold the second ranked dried flower brand’s products two to one (by kilograms sold). In addition, Pure Sunfarms’ Afghan Kush was the top selling dried flower product with the OCS in October and three of the seven top selling dried flower products with the OCS in October were Pure Sunfarms products. In B.C., Pure Sunfarms sold out its first order to the BC Liquor Distribution Branch (“BCLDB”) (which has since re-ordered multiple times) in under three weeks to rank among the top ten brands by sales for all product categories in October.

Notes

1.	Statistics Canada.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its majority ownership position in British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information Lawrence Chamberlain Investor Relations LodeRock Advisors (416) 519-4196 lawrence.chamberlain@loderockadvisors.com